UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number: 1-12261 NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Superior TeleCom Inc. Full name of registrant
Former name if applicable
One Meadowlands Plaza Address of principal executive office (Street and number)
East Rutherford, New Jersey 07073 City, state and zip code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 3, 2003, Superior TeleCom Inc. (the "Registrant") and its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 was due to be filed on March 31, 2003. The Registrant is unable to complete and file the Form 10-K by the due date without unreasonable effort or expense because the Registrant's personnel responsible for the preparation of the Form 10-K are also responsible for the preparation of the bankruptcy court filings and related matters and these efforts have diverted their attention from the preparation of the Form 10-K and related financial statements.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.
David S. Aldridge (Name)	(770) (Area Code)	953-8338 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Superior TeleCom Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	/s/ DAVID S. ALDRIDGE David S. Aldridge Chief Financial Officer

PART IV—NARRATIVE

It is anticipated that there will be a significant change in the results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001. A net loss of approximately $950 million is anticipated for 2002 as compared to a net loss of $32.5 million for 2001. The 2002 loss includes, among other things, a loss from the cumulative effect of a change in accounting principle of $425 million related to the initial adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", additional pretax goodwill and asset impairment charges of approximately $439 million, and a pretax loss on the sale of certain assets of $64 million.

In connection with the Chapter 11 filing, the Registrant received interim bankruptcy court approval for $95 million of a $100 million debtor-in-possession ("DIP") financing facility from lenders within its existing bank group in order to provide sufficient liquidity during the reorganization process. The Registrant has developed a restructuring strategy in consultation with certain of its existing lenders under its $1.15 billion senior credit facility that would include, among other things, the elimination and conversion into equity of a significant amount of debt resulting in a substantial deleveraging of the Registrant's capital structure. The Registrant's stockholders and holders of the 8 1/2% Trust Convertible Preferred Securities of Superior Trust I will not receive any distribution under the contemplated restructuring strategy. The Registrant has been and continues to be in discussions with its entire lender group and hopes to obtain the requisite approvals for a plan of reorganization. However, there can be no assurance that such approval will be obtained, that the final restructuring and reorganization plan will contain the terms of the Registrant's current strategy or that such plan will be confirmed by the bankruptcy court or consummated.